MACAU RESOURCES GROUP LIMITED

Galaxy Resort Hotel

COTAI, Macau

January 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Duc Dang

Re:	Macau Resources Group Limited

Application for Withdrawal of Registration Statement on Form F-4 (File No. 333-183853)

Ladies and Gentlemen:

On September 12, 2012, Macau Resources Group Limited (the “Company”) filed a Registration Statement on Form F-4 (File No. 333-183853), and on November 27, 2012 the Company filed Amendment Number 1 thereto (as so amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto.

No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The reason for such withdrawal is that in December 2012 the principal stockholder of Israel Growth Partners Acquisition Corp. (“IGPAC”) revoked and rescinded a previously-executed and delivered written consent to adopt the merger transaction described in the Registration Statement. Accordingly, the Company intends to file a new Registration Statement, reflecting that IGPAC stockholder approval has not yet been obtained.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Act.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Mark Wishner at (703) 749-1352 or Jason Simon at (703) 749-1386.

Very truly yours,

/s/ Cheok Va Lam
Cheok Va Lam, Chief Executive Officer